May 2, 2025

Eric Swider
Chief Executive Officer
Renatus Tactical Acquisition Corp I
1825 Ponce de Leon Blvd, Suite 260
Coral Gables, FL 33134

       Re: Renatus Tactical Acquisition Corp I
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 21, 2025
           File No. 333-285842
Dear Eric Swider:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 21, 2025
Summary
Our Sponsor, page 3

1. We note your response to prior comment 8 and partially reissue. Please expand your tabular disclosure on page 3 to disclose the $6,000 per month in salary paid to Mr.
       Rhodes for Chief Financial Officer services. We acknowledge your response that Mr.
       Rhodes is not affiliated with your sponsor and will not be receiving any equity compensation. However, Mr. Rhodes is, as you state on page 150, a promoter, and
       Item 1602(b)(6) applies to compensation received or to be received by the SPAC sponsor, its affiliates, and promoters.
 May 2, 2025
Page 2
Experience with Special Purpose Acquisition Vehicles, page 8

2. We note your addition of Yorkville Acquisition Corp. and Globa Terra Acquisition
       Corporation to the table on page 143. Please revise here to describe the involvement of Messrs. Nunes and Smith, respectively, in these companies, as they appear to be
       SPACs. See Item 1603(a)(3) of Regulation S-K.
Notes to Financial Statements, page F-10

3. We note your response to prior comment 24. As ASC 280 applies to all public entities, including emerging growth companies that have chosen to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please provide the required disclosures, including those required by ASU 2023-07.
       Also, refer to FAQ 35 in the Jumpstart Our Business Startups Act Frequently Asked
       Questions.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Brandon J. Bortner, Esq.